UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

MER Telemanagement Solutions Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M69676 126
-----------
(CUSIP Number)

Roger Challen
President and Chief Executive Officer
The Info Group, Inc.
46 Park Street
Framingham, MA  01702
508-628-4510
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 15, 2017
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO.: M69676 126	PAGE 2 of 6

1.	NAMES OF REPORTING PERSON The Info Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person with	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,311,205
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,311,205
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,205
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.01%*
14.	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 9,356,566 Ordinary Shares that the Issuer advised were issued and outstanding  as of August 15, 2017.

SCHEDULE 13D/A

CUSIP NO.: M69676 126	PAGE 3 of 6

1.	NAMES OF REPORTING PERSON Roger Challen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person with	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,311,205
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,311,205
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,311,205
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.01%*
14.	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 9,356,566 Ordinary Shares that the Issuer advised were issued and outstanding  as of August 15, 2017.

SCHEDULE 13D/A

CUSIP NO.: M69676 126	PAGE 4 of 6

Item 1.  Security and Issuer

This Amendment No. 1 to the Statement on Schedule 13D relates to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of Mer Telemanagement Solutions Ltd., an Israeli corporation whose principal executive offices are located at 14 Hatidhar Street, Ra'anana 4366516, Israel.

Item 3.  Source and Amount of Funds or Other Consideration

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On August 15, 2017, the Issuer completed the sale of 602,409 of its Ordinary Shares in a private placement (the "Private Placement")  pursuant to a Share Purchase Agreement. The Private Placement was approved by the Issuer's shareholders at the Annual General Meeting held on August 13, 2017. Mr. Roger Challen purchased 225,904 new Ordinary Shares in the Private Placement at a price per share of $0.664 ($150,000 in the aggregate, all of which amount was paid by such Reporting Persons from personal funds.)

Item 4.  Purpose of Transaction

ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The 225,904 Ordinary Shares purchased by Mr. Roger Challen were purchased for investment purposes.

Other an as described in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Persons have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

Item 5.  Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)-(b).     As of the date of this Schedule 13D/A, the Reporting Persons beneficially own 1,311,205 Ordinary Shares, which is 14.01% of the outstanding Ordinary Shares of the Issuer.

c.              Except as set forth in this Schedule 13D/A, the Reporting Persons have not effected any transactions with respect to the Ordinary Shares during the past 60 days.

d.             No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D/A.

e.              Not applicable.

SCHEDULE 13D/A

CUSIP NO.: M69676 126	PAGE 5 of 6

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in this Schedule 13D/A and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

1. Share Purchase Agreement dated August 14, 2017

SCHEDULE 13D/A

CUSIP NO.: M69676 126	PAGE 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

August 17, 2017 (Date)

THE INFO GROUP, INC. /s/ Roger Challen Roger Challen President and Chief Executive Officer
/s/ Roger Challen Roger Challen